UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          (Amendment No.____________)*


                     THE VOYAGER GROUP, U.S.A., BRAZIL, LTD
             -----------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
             -----------------------------------------------------
                         (Title of Class of Securities)

                                  92906T 10 8
             -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is  being paid with this statement [ ].

--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S)


       JAMES RONALD PARKER
       ###-##-####
--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ ]
                                                             (b)  [X]


--------------------------------------------------------------------------------
   3.  SEC USE ONLY




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   4.  CITIZENSHIP OR PLACE OF ORGANIZATION


       USA

--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES              620,270
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH                  - 0 -
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH               620,270
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                            - 0 -

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   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       620,270
--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)


       7%        (8,910,000 FULLY DILUTED)
--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON*


       IN

--------------------------------------------------------------------------------
*SEE ATTACHMENT 1

Item 1.     (a)   Name of Issuer:

                  THE VOYAGER GROUP, U.S.A., BRAZIL, LTD
                  --------------------------------------------------------------

            (b)   Address of Issuer's Principal Executive Offices:

                  6354 CORTE DEL ABETO
                  SUITE F
                  CARLSBAD, CA 92009
                  --------------------------------------------------------------

Item 2.     (a)   Name of Person Filing:

                  JAMES RONALD PARKER
                  --------------------------------------------------------------

            (b)   Address of Principal Business Office, or if None, Residence:

                  4864 SUNSET TERRACE, APT D
                  FAIR OAKS, CA 95628
                  --------------------------------------------------------------

            (c)   Citizenship:

                  USA
                  --------------------------------------------------------------

            (d)   Title of Class of Securities:

                  COMMON STOCK
                  --------------------------------------------------------------

            (e)   CUSIP Number:
                  92906T 10 8
                  --------------------------------------------------------------

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (Not Applicable)

Item 4.     Ownership.


             (a) Amount beneficially owned: 620,270

            (b) Percent of class: 7%

            (c) Number of shares as to which such person has:

                  (i)  Sole power to vote or to direct the vote: 620,270

                  (ii) Shared power to vote or to direct the vote: -0-

                  (iii) Sole power to dispose or to direct the disposition of
                        620,270

                  (iv) Shared power to dispose or to direct the disposition of
                        -0-

Item 5.     Ownership of Five Percent or Less of a Class.

            (Not Applicable)

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            (Not Applicable)


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

            (Not Applicable)

Item 8.     Identification and Classification of Members of the Group.

            (Not Applicable)

Item 9.     Notice of Dissolution of Group.

            (Not Applicable)

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                  SIGNATURE.


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 1998                  /s/ James Ronald Parker
                                          -----------------------------
                                          Name:  James Ronald Parker
                                          Title:

Re: THE VOYAGER GROUP, U.S.A., BRAZIL, LTD
    CUSIP Number 92906T 10 8
    Reporting Person: James Ronald Parker
    SS####-##-####
    --------------------------------------------

                           ATTACHMENT 1 TO SCHEDULE G
                           --------------------------
1. Fifteen (15) 1,000 Convertible Preferred Series AA 1996 shares (equaling one hundred fifty thousand (150,000) common shares);

2. 170,270 COMMON SHARES

3. 300,000 COMMON SHARES RESTRICTED FROM TRANSFER FOR ANY PURPOSE UNTIL OCT. 28 2000